Khaled Salem II, CPA
801 S Financial Pl, 2712
Chicago IL, 60605

Salem
Certified Public Accountants, LLC

February 26, 2021
CPA Letter of Review
Boaz Bikes, LLC

To Whom it May Concern,

The purpose of this letter is to provide a third-party review of the 2020 financial statements Boaz Bikes, LLC, client, given by an independent CPA. All opinions are given beyond a reasonable doubt based on the information provided to the CPA. CPA is not liable for any matters, including but not limited to, decisions of lending, accuracy of reporting, or incomplete data, and serves only the purpose of providing an opinion on the materials in scope.

## Scope

We have reviewed the accompanying 2020 financial statements provided by Boaz Bikes, LLC. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management Responsibility

Management is responsible for the preparation and fair presentation of the financial statements and for designing, implementing, and maintaining methodology relevant to the preparation and fair presentation of profit and loss financials.

## CPA's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the presented financials. We believe that the results of our procedures provide a reasonable basis for our report.

## Limited Assurance

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying 2020 financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.



Khaled Salem II, CPA
065.052110

# Boaz Bikes, LLC
## Balance Sheet
## As of December 31, 2020

**Assets**

|  |  |  |
|---|---|---:|
| Cash | $ | 12,221.00 |
| Investor Escrow Funds | $ | 183,729.00 |
| Scooters | $ | 86,000.00 |
| Prepaid Assets | $ | 129,000.00 |
| **Total Assets** | **$** | **410,950.00** |

**Liabilities**

|  |  |  |
|---|---|---:|
| PPP Loan | $ | 39,500.00 |
| Investor Convertible Debt | $ | 337,500.00 |
| **Total Liabilities** | **$** | **377,000.00** |

**Equity**

|  |  |  |
|---|---|---:|
| Opening Balance | $ | (7,644.88) |
| Retained Earnings | $ | (30,070.35) |
| Investor Equity | $ | 183,729.00 |
| Net Income | $ | (112,063.77) |
| **Total Equity** | **$** | **33,950.00** |
| **Total Liabilities & Equity** | **$** | **410,950.00** |

# Boaz Bikes, LLC
## Profit and Loss Statement
# January 1, 2020 Throught December 31, 2020

| Income | | Total |
|---|---|---|
| Income | $ | 130,979.00 |
| **Total Revenue** | **$** | **130,979.00** |
| **Cost of Goods Sold** | | |
| Cost of Goods Sold | $ | 13,791.73 |
| **Total Cost of Goods Sold** | **$** | **13,791.73** |
| **Gross Profit** | **$** | **117,187.27** |
| **Expenses** | | |
| Advertising & Marketing | $ | 68,170.88 |
| Bank Charges & Fees | $ | 334.75 |
| Car & Truck | $ | 2,405.39 |
| Contractors | $ | 32,563.96 |
| Insurance | $ | 4,575.45 |
| Interest Paid | $ | 4,430.19 |
| Job Supplies | $ | 2,144.49 |
| Legal & Professional Services | $ | 6,258.72 |
| Meals & Entertainment | $ | 2,573.40 |
| Office Supplies & Software | $ | 10,469.50 |
| Other Business Expenses | $ | 27,273.04 |
| Rent & Lease | $ | 21,050.78 |
| Repairs & Maintenance | $ | 53.09 |
| Shipping | $ | 619.42 |
| Taxes & Licenses | $ | 1,862.36 |
| Travel | $ | 8,495.19 |
| Utilities | $ | 3,720.43 |
| Depreciation | $ | 32,250.00 |
| **Total Expenses** | **$** | **229,251.04** |
| **Net Income** | **$** | **(112,063.77)** |

# Boaz Bikes, LLC
## Statement of Cash Flows
## For Year Ending December 31, 2020

**Cashflow from Operations**

| | | |
|---|---|---:|
| Net Income (Loss) | $ | (112,063.77) |
| Increse (Decrease) in Net Assets | $ | 75,353.14 |
| Total Cashflows from Operations | $ | (36,710.63) |

**Cashflows from Investing**

| | | |
|---|---|---:|
| Increase (Decrease) in Investments | | |
| Total Cashflows from Investing | $ | - |

**Cashflows from Finaning**

| | | |
|---|---|---:|
| Increase (Decrease) in Financing | $ | 223,229.00 |
| Total Cashflows from Financing | $ | 223,229.00 |

| | | |
|---|---|---:|
| **Cashflow for Year Ended 2020** | $ | 186,518.37 |

# Boaz Bikes, LLC
## Statement of Owners Equity
## For Year Ending December 31, 2020

|  |  |  | TOTAL |
|---|---|---|---:|
| **Owners Equity at Januray 1, 2020** |  | $ | (7,644.88) |
| **Add** |  |  |  |
|  | **Owners Capital Contributions** |  |  |
|  | **Investor Contributions** | $ | 183,729.00 |
|  | **Net Income** | $ | - |
| **Subtotal** |  | $ | 183,729.00 |
| **Deduct** |  |  |  |
|  | **Retained Earnings** | $ | (30,070.35) |
|  | **Owners Draw** | $ | - |
|  | **Net Loss** | $ | (112,063.77) |
| **Subtotal** |  | $ | (142,134.12) |
| **Owners Equity at December 31, 2020** |  | $ | 33,950.00 |

Boaz Bike LLC

NOTES TO THE FINANCIAL STATEMENTS

For the period December 31, 2018 through December 31, 2020

## NOTE I – ORGANIZATION AND NATURE OF THE BUSINESS

Boaz Bike LLC  (the "Company"), is a LLC organized under the laws of the State of Texas.
The Company a shared scooter operator.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Accounting* – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

*Use of Estimates* – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

*Cash and Cash Equivalents* – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

*Restricted Cash* – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2020.

*Income Taxes* –For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

*Equity* – Investor convertible debt $337,500

## NOTE 3 – *Subsequent Events*

In February 2021, the Company converted to a C-Corp incorporated in the state of Delaware.